SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Resignation of Chairman, Executive Director and President; and

99.2	List of Directors and their Role and Function.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: December 7, 2017	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	Executive Director, Vice Chairman

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

Resignation of Chairman, Executive Director and President

The board (the “Board”) of directors (the “Directors”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) announces that on 4 December 2017, Mr. Wang Zhiqing (“Mr. Wang”) tendered to the Board his resignation as Chairman of the Board, Executive Director of the Company, Chairman of the Strategy Committee, member of the Nomination Committee and President of the Company (the “Resignation”) due to change of work arrangements. The Resignation of Mr. Wang will not cause the number of directors on the Board to fall below the minimum number of directors required by the articles of association of the Company. Mr. Wu Haijun, Vice Chairman of the Board, as elected by more than half of the total number of Directors, will perform the duties of the Chairman of the Board with immediate effect from the day of this announcement until a new Chairman of the Board is appointed.

Mr. Wang has confirmed that he has no disagreement with the Board and there are no matters relating to his resignation that need to be brought to the attention of shareholders of the Company.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Guo Xiaojun
Joint Company Secretary

Shanghai, the PRC, 4 December 2017

Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

List of Directors and their Role and Function

The members of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited are set out below:

Executive Director, Vice Chairman Wu Haijun* Executive Director, Vice Chairman, Vice President Gao Jinping Executive Directors, Vice Presidents Jin Qiang Guo Xiaojun	Non-executive Directors Lei Dianwu Mo Zhenglin Independent Non-executive Directors Zhang Yimin Liu Yunhong Du Weifeng Li Yuanqin

Executive Director, Vice President,

Chief Financial Officer

Zhou Meiyun

*  performing the duties of the Chairman of the Board

There are 4 Board committees. The table below provides membership information of these committees on which each Board member serves.

Board Committee Director	Audit Committee	Remuneration and Appraisal Committee	Nomination Committee	Strategy Committee
Wu Haijun
Gao Jinping
Jin Qiang
Guo Xiaojun				M
Zhou Meiyun		M		M
Lei Dianwu				M
Mo Zhenglin				M
Zhang Yimin		C	C
Liu Yunhong	M
Du Weifeng	M	M	M
Li Yuanqin	C			M

Notes:

C	Chairman of the relevant Board committee
M	Member of the relevant Board committee

Shanghai, the PRC, 4 December 2017